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CONTACT:  Raoul J. Witteveen
                     (212) 916-3261

NEWS FOR IMMEDIATE RELEASE

              INTERPOOL, INC. CONSUMMATES EXCHANGE OFFER FOR 100%
               OF 7.35% NOTES DUE 2007 AND 7.20% NOTES DUE 2007

PRINCETON, NJ, December 19,1997 -- Interpool, Inc. (NYSE: IPX) announced today the successful consummation of concurrent exchange offers for all of the Company's outstanding 7.35% Notes due 2007 and 7.20% Notes due 2007. Pursuant to the exchange offers, the entire $150,000,000 principal amount of 7.35% Notes due 2007 (the "7.35% Private Notes") and $75,000,000 principal amount of 7.20% Notes due 2007 (the "7.20% Private Notes"), (the "Private Notes") were tendered prior to the expiration of the offers and exchanged for the same principal amount of Interpool 7.35% Notes due 2007 (the "7.35% Exchange Notes") and 7.20% Notes due 2007 (the "7.20% Exchange Notes"), (the "Exchange Notes"), which have been registered under the Securities Act. The 7.35% Private Notes and 7.20% Private Notes were originally issued and sold on July 31, 1997 and August 5, 1997, respectively, in transactions exempt from registration under the Securities Act.

The Exchange Notes issued in the exchange offers have substantially the same terms and conditions as the unregistered Private Notes, except that the Exchange Notes are not subject to the restrictions on resale or transfer which applied to the unregistered Private Notes.

Interpool, originally founded in1968, is one of the world's leading lessors of cargo containers used in international trade and is the second largest lessor of intermodal container chassis in the United States. Interpool leases its containers and chassis to over 200 customers, including nearly all of the world's 20 largest international container shipping lines.

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